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                                UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                ----------------

                                 SCHEDULE 13G/A
                                (Amendment No. 3)
                    Under the Securities Exchange Act of 1934

                            AASTROM BIOSCIENCES, INC.
              ----------------------------------------------------
                                (Name of Issuer)


                           COMMON STOCK, NO PAR VALUE
              ----------------------------------------------------
                         (Title of Class of Securities)

                                    00253U107
              ----------------------------------------------------
                                 (CUSIP Number)

                                Gerald F. Stahlecker
                     c/o Rose Glen Capital Management, L.P.
                          3 Bala Plaza East, Suite 501
                               251 St. Asaphs Road
                              Bala Cynwyd, PA 19004



                                DECEMBER 31, 2002
              -----------------------------------------------------
              Date of Event Which Requires Filing of this Statement


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

|_|  Rule 13d-1(b)
|X|  Rule 13d-1(c)
|_|  Rule 13d-1(d)






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                                       13G
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CUSIP NO.00253U107                                             PAGE 2 OF 8 PAGES
---------------------                                          -----------------



------------------------------------------------------------------------------
                  NAME OF REPORTING PERSON/
1                 I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only)

                  RGC International Investors, LDC
 ------------------------------------------------------------------------------
                  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)|_|
2
                                                                         (b)|_|
 ------------------------------------------------------------------------------
                  SEC USE ONLY
3
------------------------------------------------------------------------------
                  CITIZENSHIP OR PLACE OF ORGANIZATION
4
                  Cayman Islands
------------------------------------------------------------------------------
                                      5        SOLE VOTING POWER

                   Number of                   0
                   Shares             ----------------------------------------
                   Beneficially       6        SHARED VOTING POWER
                   Owned by
                   Each                         2,614,386
                   Reporting          ----------------------------------------
                   Person             7        SOLE DISPOSITIVE POWER
                   With
                                               0
                                      ----------------------------------------
                                      8        SHARED DISPOSITIVE POWER

                                               2,614,386
------------------------------------------------------------------------------
                  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
9
                  2,614,386
------------------------------------------------------------------------------
                  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
                  CERTAIN SHARES
10                                                                          |_|

------------------------------------------------------------------------------
                  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11
                  5.2%
------------------------------------------------------------------------------
                  TYPE OF REPORTING PERSON
12
                  00
------------------------------------------------------------------------------


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CUSIP NO.00253U107                                             PAGE 3 OF 8 PAGES
---------------------                                          -----------------



------------------------------------------------------------------------------
                  NAME OF REPORTING PERSON/
1                 I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only)

                  Rose Glen Capital Management, L.P.
 ------------------------------------------------------------------------------
                  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)|_|
2
                                                                         (b)|_|
 ------------------------------------------------------------------------------
                  SEC USE ONLY
3
------------------------------------------------------------------------------
                  CITIZENSHIP OR PLACE OF ORGANIZATION
4
                  Delaware
------------------------------------------------------------------------------
                                      5        SOLE VOTING POWER

                   Number of                   0
                   Shares             ----------------------------------------
                   Beneficially       6        SHARED VOTING POWER
                   Owned by
                   Each                         2,614,386
                   Reporting          ----------------------------------------
                   Person             7        SOLE DISPOSITIVE POWER
                   With
                                               0
                                      ----------------------------------------
                                      8        SHARED DISPOSITIVE POWER

                                               2,614,386
------------------------------------------------------------------------------
                  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
9
                  2,614,386
------------------------------------------------------------------------------
                  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
                  CERTAIN SHARES
10                                                                          |_|

------------------------------------------------------------------------------
                  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11
                  5.2%
------------------------------------------------------------------------------
                  TYPE OF REPORTING PERSON
12
                  PN
------------------------------------------------------------------------------

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CUSIP NO.00253U107                                             PAGE 4 OF 8 PAGES
---------------------                                          -----------------



------------------------------------------------------------------------------
                  NAME OF REPORTING PERSON/
1                 I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only)

                  RGC General Partner Corp.
 ------------------------------------------------------------------------------
                  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)|_|
2
                                                                         (b)|_|
 ------------------------------------------------------------------------------
                  SEC USE ONLY
3
------------------------------------------------------------------------------
                  CITIZENSHIP OR PLACE OF ORGANIZATION
4
                  Delaware
------------------------------------------------------------------------------
                                      5        SOLE VOTING POWER

                   Number of                   0
                   Shares             ----------------------------------------
                   Beneficially       6        SHARED VOTING POWER
                   Owned by
                   Each                         2,614,386
                   Reporting          ----------------------------------------
                   Person             7        SOLE DISPOSITIVE POWER
                   With
                                               0
                                      ----------------------------------------
                                      8        SHARED DISPOSITIVE POWER

                                               2,614,386
------------------------------------------------------------------------------
                  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
9
                  2,614,386
------------------------------------------------------------------------------
                  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
                  CERTAIN SHARES
10                                                                          |_|

------------------------------------------------------------------------------
                  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11
                  5.2%
------------------------------------------------------------------------------
                  TYPE OF REPORTING PERSON
12
                  CO
------------------------------------------------------------------------------

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---------------------                                          -----------------
CUSIP NO.00253U107                                             PAGE 5 OF 8 PAGES
---------------------                                          -----------------


ITEM 1(a).        NAME OF ISSUER:  Aastrom Biosciences, Inc. (the "Issuer")



ITEM 1(b).        ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                  24 Frank Lloyd Wright Drive, P.O. Box 376, Ann Arbor, MI 48106


ITEM 2(a).        NAME OF PERSON FILING
ITEM 2(b).        ADDRESS OF PRINCIPAL BUSINESS OFFICE
ITEM 2(c).        CITIZENSHIP:

                  RGC International Investors, LDC ("RGC")
                  c/o SEI Fund Resources International, Ltd.
                  Styne House, Upper Hatch Street
                  Dublin 2 Ireland
                  Cayman Islands limited duration company

                  Rose Glen Capital Management, L.P. ("Rose Glen") 3 Bala Plaza East, Suite 501
                  251 St. Asaphs Road
                  Bala Cynwyd, Pennsylvania 19004
                  Delaware limited partnership

                  RGC General Partner Corp. ("Partner")
                  3 Bala Plaza East, Suite 501
                  251 St. Asaphs Road
                  Bala Cynwyd, Pennsylvania 19004
                  Delaware corporation

                  RGC is a private investment fund. Rose Glen is the investment manager of RGC, and Partner is the general partner of Rose Glen.

ITEM 2(d).        TITLE OF CLASS OF SECURITIES:
                  Common Stock, no par value per share (the
                  "Common Stock").

ITEM 2(e).        CUSIP NUMBER:
                  00253U107

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(b),OR 13D-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

                  Not Applicable.

                  IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(c), CHECK THIS BOX. |X|


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CUSIP NO.00253U107                                             PAGE 6 OF 8 PAGES
---------------------                                          -----------------



ITEM 4.           OWNERSHIP.


                  (a)      Amount beneficially owned:

                           2,614,386 shares of Common Stock (1)

                  (b)      Percent of Class:

                           Approximately 5.2% as of the date of filing this statement. (Based on 47,904,479 shares of Common Stock issued and outstanding as of November 12, 2002 per the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2002.) (1)

                  (c)      Number of shares as to which such persons have:

                           (i)      Sole power to vote or to direct the vote:

                                        0

                           (ii)     Shared power to vote or to direct the vote:

                                    See Item 4(a) above.

                           (iii) Sole power to dispose or to direct the disposition of:

                                        0


--------------
(1) The beneficial ownership reported herein represents 5.2% of the outstanding Common Stock on December 31, 2002 and consists of 2,614,386 shares of Common Stock that are currently issuable within 60 days of December 31, 2002 upon exercise of Warrants to purchase an aggregate of 2,614,386 shares of Common Stock. The Warrants expire on February 28, 2003.

The terms of the Warrants provide that the Warrants are exercisable on any given date only to the extent that the number of shares of Common Stock then issuable upon the exercise of the Warrants, together with any other shares of Common Stock beneficially owned by the Reporting Persons or any of their affiliates (excluding for this purpose shares of Common Stock which may be deemed beneficially owned through the ownership of the unexercised Warrants) would not exceed 9.9% of the Common Stock then issued and outstanding. Accordingly, the Reporting Persons' ability to fully exercise the Warrants may be limited by the terms of the Warrants.


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CUSIP NO.00253U107                                             PAGE 7 OF 8 PAGES
---------------------                                          -----------------



                           (iv) Shared power to dispose or to direct the disposition of:

                                    See Item 4(a) above.

ITEM 5.           OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

                  Not Applicable.

ITEM 6.           OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                  PERSON.

                  RGC has granted to Rose Glen, as investment manager, the sole power to manage RGC's investments.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

                  Not Applicable.

ITEM 8.           IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

                  Not Applicable.

ITEM 9.           NOTICE OF DISSOLUTION OF GROUP.

                  Not Applicable.


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CUSIP NO.00253U107                                             PAGE 8 OF 8 PAGES
---------------------                                          -----------------





ITEM 10.         CERTIFICATIONS.

                 By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                              SIGNATURES

                    After reasonable inquiry and to the best of my knowledge
                 and belief, I certify that the information set forth in this statement is true, complete and correct.

                                    RGC International Investors, LDC
                                    By:      Rose Glen Capital Management, L.P.
                                             By:  RGC General Partner Corp.


Dated: January 15, 2003             By:     /s/ GERALD F. STAHLECKER
                                            ---------------------------------
                                            Gerald F. Stahlecker
                                            Managing Director

                                    Rose Glen Capital Management, L.P.
                                    By:      RGC General Partner Corp.


Dated: January 15, 2003             By:     /s/ GERALD F. STAHLECKER
                                            ---------------------------------
                                            Gerald F. Stahlecker
                                            Managing Director


                                    RGC General Partner Corp.

Dated: January 15, 2003             By:     /s/ GERALD F. STAHLECKER
                                            ---------------------------------
                                            Gerald F. Stahlecker
                                            Managing Director


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                                                                       EXHIBIT A

                       JOINT FILING AGREEMENT

         In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with all other Reporting Persons (as such term is used in the Schedule 13G/A referred to below) on behalf of each of them of a statement on Schedule 13G/A (including amendments thereto) with respect to the Common Stock, no par value per share, of Aastrom Biosciences, Inc., and that this Agreement be included as an exhibit to such joint filing. This Agreement may be executed in any number of counterparts all of which taken together shall constitute one and the same instrument.

     IN WITNESS WHEREOF, the undesigned hereby execute this Agreement this 15th day of January, 2003.

                                   RGC International Investors,LDC
                                   By:      Rose Glen Capital Management, L.P.
                                            By:  RGC General Partner Corp.


Dated: January 15, 2003             By:     /s/ GERALD F. STAHLECKER
                                            ---------------------------------
                                            Gerald F. Stahlecker
                                            Managing Director

                                    Rose Glen Capital Management, L.P.
                                    By:      RGC General Partner Corp.


Dated: January 15, 2003             By:     /s/ GERALD F. STAHLECKER
                                            ---------------------------------
                                            Gerald F. Stahlecker
                                            Managing Director


                                    RGC General Partner Corp.

Dated: January 15, 2003             By:     /s/ GERALD F. STAHLECKER
                                            ---------------------------------
                                            Gerald F. Stahlecker
                                            Managing Director